

EXHIBIT 99.1

PRESS RELEASE
All amounts are in CDN$ unless otherwise stated

TIW RECEIVES COURT APPROVAL FOR FIRST DISTRIBUTION TO SHAREHOLDERS

Montréal, Canada, August 26, 2005 –Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX, "TIW", Nasdaq, "TIWI") today announced that the Superior Court, District of Montreal, Province of Québec has issued, under the Company's plan of arrangement, an order authorizing a First Distribution to its shareholders of $4.19 billion or $18.80 per fully diluted common share.

As previously announced, the First Distribution will be made through a reduction of the stated capital of the common shares of $17.01 per fully diluted common share and a dividend of $1.79 per fully diluted common share. The amount representing the reduction of the stated capital will be distributed to holders of record as at the close of business on September 8, 2005. The dividend will be distributed to holders of record as at the close of business on September 21, 2005. Both the reduction of the stated capital and the dividend will be payable on September 27, 2005.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.



About TIW

TIW operates under a court supervised Plan of Arrangement to complete the transaction with Vodafone announced on March 15, 2005, proceed with its liquidation, including the implementation of a claims process and the distribution of net cash to shareholders, cancel its common shares and proceed with its final distribution and be dissolved. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

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FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca